Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0523 F: +1 202.637.3593 lisamorgan@ eversheds-sutherland.com

March 16, 2017

VIA EDGAR

Edward Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Business Development Corporation of America Preliminary Proxy Materials on Schedule 14A filed March 6, 2017 File No. 814-00821

Dear Mr. Bartz:

On behalf of Business Development Corporation of America (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 14, 2017 regarding the Company’s preliminary proxy statement filed on March 6, 2017. The Staff’s comments are set forth below and are followed by the Company’s response. References to the “proxy statement” contained herein are to the definitive proxy statement filed with the SEC concurrently with this letter.

1.	Comment: In “Proposal No.3: Approval of Charter Amendment Proposal 1,” please explain if the one year director terms were mandated by the NASAA Omnibus Guidelines. If required by the NASAA Omnibus Guidelines, then please supplement the disclosure in this proposal.

Response: The one year director terms are not a requirement of the NASAA Omnibus Guidelines.

2.	Comment: In “Proposal 4: Approval of Charter Amendment Proposal 2,” please explain if the provisions limiting the Company’s ability to engage in specific transactions with the Adviser and its affiliates were mandated by the NASAA Omnibus Guidelines. If required by the NASAA Omnibus Guidelines, then please supplement the disclosure in this proposal.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Comment: In “Proposal No. 10: Approval of Charter Amendment Proposal 8,” please include the following statement at the end of the last paragraph on page 38: “In addition, this change also could have the effect of depriving the Company’s stockholders of opportunities to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Company in a tender offer or similar transaction.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0523.

Sincerely,
/s/ Lisa A. Morgan
Lisa A. Morgan

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